UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33633

ZEP INC.

(Exact name of registrant as specified in its charter)

1310 Seaboard Industrial Boulevard NW

Atlanta, Georgia 30318-2825

(404) 352-1680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 per value per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1)
Preferred Stock Purchase Rights: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934 Zep Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 6, 2015
Zep Inc.

		By:	/s/ Valerie Barney
		Name:	Valerie Barney
		Title:	Vice President and Chief Legal Officer